24980 N. 83rd Avenue, Ste. 100

Peoria, AZ 85383

(866) 370-3835

December 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, DC 20549

Attn: Alan Campbell

Re:	Taronis Fuels, Inc.
Registration Statement on Form S-1 (File No. 333-251152)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Taronis Fuels, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement on Form S-1 filed by the Company be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 14, 2020, or as soon as practicable thereafter.

Very truly yours,

Taronis Fuels, Inc.

/s/ Tyler B. Wilson
Tyler B. Wilson, Esq.
Vice President & General Counsel